King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Main: (404) 572-4600 Fax: (404) 572-5100

Keith M. Townsend Direct Dial: (404) 572-3517 Direct Fax: (404) 572-5100 ktownsend@kslaw.com

May 15, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: J. Nolan McWilliams, Attorney-Advisor

Re:	Wingstop Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 6, 2015
File No. 333-203891

Dear Mr. McWilliams:

On behalf of Wingstop Inc. (the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2015 (as amended, the “Registration Statement”).

Amendment No. 1 has been revised to reflect the Company’s response to the comment received on May 13, 2015 from the staff of the Commission (the “Staff”). For your convenience, this letter sets forth in italics the Staff’s comment before the response. Page references in the text of this response letter correspond to page numbers in Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Principal Stockholder, page 11

1.	We note your response to comment 5 of our letter dated April 23, 2015. Please summarize here the material provisions of and risks relating to your agreement with Roark and its affiliates, including that following the offering four of seven directors will be employees of Roark, that your certificate of incorporation provides that the doctrine of corporate opportunity will not apply against Roark, and that funds affiliated with Roark invest in restaurant brands and other business that may compete against you.

Securities and Exchange Commission

May 15, 2015

Response: In response to the Staff’s comment, the Company has supplemented the disclosures in the section entitled “Principal stockholder” on page 10 to include information regarding the material provisions of and risks relating to the Company’s agreement with Roark and its affiliates.

*  *  *  *

If we can be of any assistance in explaining these responses or the changes in Amendment No. 1, please let us know. Please contact me with any questions or comments at (404) 572-3517.

Very truly yours,

/s/ Keith M. Townsend

cc:	Aamira Chaudhry, Securities and Exchange Commission
Claire Erlanger, Securities and Exchange Commission
John Stickel, Securities and Exchange Commission
Charles Morrison, Wingstop Inc.
Michael Mravle, Wingstop Inc.
Jay Young, Wingstop Inc.
Marc Jaffe, Latham & Watkins LLP
Ian Schuman, Latham & Watkins LLP
Morgan Watson, Ernst & Young LLP

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